UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2012
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated May 24, 2012, announcing the Company's preliminary financial results for the quarter ended March 31, 2012.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 1Q 2012 results and increased quarterly dividend of $0.39 per share

Hamilton, Bermuda, May 24, 2012. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended March 31, 2012.

Highlights

●	The Board of Directors has declared a quarterly dividend of $0.39 per share.

●	$13.6 million, or $0.17 per share, accumulated in cash sweep from Frontline.

●	$1.4 million, or $0.02 per share, accumulated in profit share in excess of the original base rates.

●	During the first quarter 2012, the Company took delivery of four drybulk newbuildings.

●	In April 2012, the Company terminated five bareboat charters with Horizon Lines and received $40 million in second-lien bonds plus equity warrants as compensation.

●	Selected key financial data for the quarter compared to the previous quarter:

	Three Months Ended
	Mar 31, 2012	Dec 31, 2011
Charter revenues(1)	$186m	$193m
EBITDA(2)	$154m	$162m
Net income	$39m	$30m
Earnings per share	$0.49	$0.38
Dividend per share	$0.39	$0.30

Dividends and Results for the Quarter Ended March 31, 2012

The Board of Directors has declared an increased quarterly cash dividend of $0.39 per share. Ship Finance has now paid dividends for 33 consecutive quarters. The dividend will be paid on or about June 28, 2012 to shareholders of record as of June 15, 2012. The ex-dividend date will be June 13, 2012.

The Company reported total U.S. GAAP operating revenues on a consolidated basis of $84.1 million, or $1.06 per share, in the first quarter of 2012. This number excludes $15.8 million of revenues classified as 'repayment of investments in finance lease', and also excludes $87.7 million of charter revenues earned by assets classified as 'investment in associate'.

The new cash sweep agreement with Frontline had a positive effect of $13.6 million, or $0.17 per share in the quarter. The cash sweep for the full year 2012 is payable in March 2013.

There was a $1.4 million, or $0.02 per share, accrual to the 25% profit share for revenues in excess of the original base rates in the quarter. Following Frontline's $50 million prepayment of profit share in 2011, another $48.6 million of profit share will need to accumulate before profit share revenues are recognized in the consolidated accounts.

Reported net operating income pursuant to U.S. GAAP for the quarter was $48.2 million, or $0.61 per share, and reported net income was $39.0 million, or $0.49 per share.
________________
1. Charter revenues includes total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as 'Investment in associates'
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1: Reconciliation of Net Income to EBITDA.

Ole B. Hjertaker, Chief Executive Officer of Ship Finance Management AS said in a comment: "We continue to deliver positive results and have paid quarterly cash dividends since our operations began in 2004. The tanker market outperformed most analysts' expectations in the first quarter and this has contributed to additional revenues through our new cash sweep arrangement with Frontline. The VLCC tanker market has continued at a healthy level so far into the second quarter, and based on this we expect a significant cash sweep contribution in the second quarter as well."

Mr Hjertaker continued: "Following the restructuring of Horizon Line we have seven container vessels in the spot market. Given the changed profile of our container business we evaluate structural alternatives to maximize the value of this business. One of the alternatives we consider is to carve out the container business into a separate entity."

Business Update

As of March 31, 2012, the fixed-rate charter backlog from our fleet of 69 vessels and rigs was approximately $5.8 billion, with an average remaining charter term of 7.3 years, or 10.7 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, would reduce the fixed charter backlog and average remaining charter term.

Ship Finance's newbuilding program is progressing according to schedule, and during the first quarter the Company took delivery of four new vessels, all with medium to long-term charters. The 57,000 dwt Supramax drybulk carrier SFL Humber was delivered in January 2012 and was the last delivery of five vessels with long-term time charters to Hyundai Glovis. The 34,000 dwt Handysize drybulk carriers SFL Trent and SFL Kent were delivered in January and March 2012, respectively. These vessels were the last two out of four vessels with five-year time charters to Hong Xiang Shipping. The 32,000 dwt Handysize drybulk carrier Western Australia was delivered in February 2012 and is chartered for three years to Western Bulk.

Following these deliveries, Ship Finance has six remaining vessels under construction; two 32,000 dwt Handysize drybulk carriers with expected delivery in the third and fourth quarters of 2012, and four 4,800 teu container vessels with expected delivery in 2013.

In March 2012, Ship Finance delivered the 1992-built single hull VLCC, Titan Orion, to its new owner and simultaneously terminated the charter to Frontline. Net proceeds from the sale were approximately $14.7 million after a compensation of $9.2 million payable to Frontline for the early termination of the lease. As a result of the sale, the Company recorded a book gain of $2.2 million in the first quarter of 2012.

The spot tanker market recovered at the end of the fourth quarter of 2011, and the first quarter of 2012 proved to be significantly better than the preceding two quarters. The average threshold level for the cash sweep in the quarter was approximately $19,700 per day for VLCCs, $13,200 per day for Suezmaxes and $10,600 per day for OBOs. As the overall market earnings in the first quarter were above the threshold levels, a cash sweep of $13.6 million accumulated in the quarter. Based on broker reports, the spot VLCC tanker market so far into the second quarter has been higher than in the first quarter. We therefore expect a significant cash sweep contribution in the second quarter as well.

Ship Finance also accrued a profit share of $1.4 million in the first quarter. The profit share is calculated as 25% of revenues in excess of the original base rates. As part of the amended charter agreement, Frontline prepaid $50 million of this profit share in December 2011, and no profit share will therefore be recorded in our accounts before the aggregate profit share exceeds this prepaid amount.

In April 2012, Ship Finance agreed to terminate the long-term bareboat charter agreements with Horizon Lines relating to five 2,800teu container vessels. The Company received a termination compensation of $40 million in the form of second lien notes in Horizon Lines LLC and warrants exercisable into ten percent of the common stock in the parent company Horizon Lines, Inc.

Horizon Lines prepaid charter hire for the vessels until mid-May on average, and there was significant value in fuel and inventory onboard the vessels on redelivery. The vessels had been in lay-up for approximately four months, and Horizon Lines will compensate us for costs and expenses relating to the reactivation of the vessels.

The vessels will be employed in the time-charter market and the cash break-even rate per day per vessel (including interest, debt amortization and estimated operating expenses) will be approximately $10,500 for the first 18 months and thereafter approximately $14,500 per day for the next 66 months.

The charter market is currently relatively soft for feeder-size container vessels, and the intention is to charter these vessels in the short-term market until market rates recover. Two of the 2,800teu vessels have already been chartered on short-term charters to MCC Transport, a subsidiary of the A.P. Moller - Maersk Group.

The Company's four drilling units are on long-term fixed-rate bareboat contracts to Seadrill and Apexindo. The drilling units generated approximately $84.9 million of combined charter revenues in the first quarter. All of our drilling units are sub-chartered to oil companies on profitable terms, and based on the fixed-rate charter structure for these assets, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance owns a number of other vessels, including offshore support vessels, container vessels and drybulk carriers. A large part of these vessels and rigs, including newbuildings, are chartered on long-term, fixed-rate contracts that provide the Company with stability in cash-flow and earnings, irrespective of fluctuations in the short-term charter market.

Financing and Capital Expenditure

As of March 31, 2012, Ship Finance had $112 million in cash and cash equivalents, and the Company is in compliance with all financial covenants. Many of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance.

At quarter end, the Company had gross estimated remaining capital commitments of approximately $234 million relating to two drybulk carriers and four container vessels. We have secured long-term bank financing for all vessels under construction, and have paid significant amounts to the shipyards already. The remaining capex relating to newbuildings is therefore limited, with approximately $21 million net positive contribution in 2Q-4Q 2012 and only $34 million in net investments in 2013.

	2Q 2012	3Q 2012	4Q 2012	2013	Total
Drybulk	$10 mill.	$11 mill.	$6 mill.		$27 mill.
Container	$6 mill.	$12 mill.	$17 mill.	$172 mill.	$207 mill.
Total investment	$16 mill.	$23 mill.	$23 mill.	$172 mill.	$234 mill.
Committed financing	$(39) mill.	$(23) mill.	$(21) mill.	$(138) mill.	$(221) mill.
Net investment(1)	$(23) mill.	0	$2 mill.	$34 mill.	$13 mill.

(1)	A negative number for 'net investments' means that the transactions will be cash positive for the Company

Strategy and Outlook

The management is committed to continue the conservative profile of the Company and the strategy is to charter out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio with more than 10 years average remaining weighted charter coverage provides the Company with a robust business platform, and supports a predictable long-term dividend capacity.

In the current market environment, several banks are either leaving the shipping market or reducing their exposure. At the same time we see softer asset prices in several segments. We believe the combination of a challenging banking market and low asset prices will create significant opportunities for Ship Finance in providing attractive financial solutions with limited downside on asset values. In this market we are also prepared to take more asset exposure in order to secure upside from potential appreciation in asset values.

Including newbuildings, Ship Finance has a fleet of 15 container vessels ranging in size from 1,700 – 13,800 teu. Seven of the vessels are currently trading in the short-term charter market, which is different from our other vessels and rigs which are employed on long-term charters with stable and predictable cash flows. In order to maximize value for our shareholders, we will evaluate strategic alternatives for our container investments, including the possibility of establishing a separate entity for these assets.

The development in the tanker market seen in 1Q and so far in 2Q has been stronger than we expected when we entered into the restructuring with Frontline. With a continued firm tanker market, combined with our robust portfolio of long term charters we expect to see a strong result also in the second quarter.

Accounting Items

Under US GAAP, subsidiaries owning the drilling units West Polaris, West Hercules and West Taurus and the subsidiaries leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real have been accounted for as 'investment in associate' using the 'equity method'. These subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the transactions, Ship Finance has not been deemed 'primary beneficiary' according to U.S. GAAP.

As a result of the accounting treatment, operating revenues, operating expenses and interest expenses in these subsidiaries are not shown in Ship Finance's consolidated Income Statement. Instead, the net contribution from these subsidiaries is recognized as a combination of 'Interest income from associates and long term investments' and 'Results in associate'.

In Ship Finance's consolidated Balance Sheet statement, the net investments are shown as a combination of 'Investment in associate' and 'Amount due from related parties – Long term'. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans.

In the first quarter, 100,000 new shares were issued to employees of the company following exercise of previously awarded share options.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

May 24, 2012
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Investor and Analyst Contact:

Harald Gurvin, Chief Financial Officer, Ship Finance Management AS
+47 23114009 / +47 97520363

Magnus T. Valeberg: Senior Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2012 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Mar 31,	Dec 31,	2011
except per share data)	2012	2011	(audited)

Charter revenues - operating lease	37,240	34,269	120,024
Charter revenues - finance lease(i)	49,052	172,078	380,518
Revenues classified as Repayment of investment in finance leases(1)	(15,777)	(129,939)	(205,910)
Profit share income	1,410	(347)	482
Profit share income prepaid (2)	(1,410)
Cash sweep income	13,605
Total operating revenues	84,120	76,061	295,114
Gain / (loss) on sale of assets	2,222	2,337	8,468

Vessel operating expenses	(21,664)	(20,894)	(81,063)
Administrative expenses	(2,197)	(1,897)	(9,885)
Depreciation	(14,261)	(13,590)	(49,929)

Total operating expenses	(38,122)	(36,381)	(140,877)

Operating income	48,220	42,017	162,705

Results in associate(3)	11,441	11,585	50,902
Interest income from associates and long term investments(3)	4,894	5,657	21,851
Interest income, other	1,376	667	1,550
Interest expense	(22,929)	(24,540)	(96,247)
Amortisation of deferred charges	(1,421)	(3,538)	(7,131)
Gain on sale of associate	-	-	4,064
Other financial items	(594)	41	(2,111)
Impairment adjustment to investment	(2,890)	-	-
Mark to Market of Derivatives	855	(1,733)	(4,408)
Taxes	-		-
Net income	38,952	30,156	131,175

Basic earnings per share ($)	0.49	0.38	1.66

Weighted average number of shares	79,127,198	79,125,000	79,125,000
Common shares outstanding	79,225,000	79,125,000	79,125,000

(1)	'Three months ended Dec 31, 2011' and 'Full year 2011' includes the $106 million compensation received from Frontline.
(2)	Frontline prepaid $50 million in profit share in December 2011. Remaining threshold before additional profit share will accrue is $48.6 million.
(3)
Four of our subsidiaries, related to five of our units were accounted for as 'Investment in associate' during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associates and long term investments'.

SHIP FINANCE INTERNATIONAL LIMITED
FIRST QUARTER 2012 REPORT (UNAUDITED)

BALANCE SHEET	Mar 31, 2012	Dec 31, 2011
(in thousands of $)		(audited)
ASSETS
Short term
Cash and cash equivalents	111,586	94,915
Restricted cash	-	-
Available for sale securities	23,964	23,324
Amount due from related parties	23,908	9,775
Other current assets	67,538	64,749

Long term
Newbuildings and vessel deposits	50,546	123,750
Vessels and equipment, net	987,516	896,830
Investment in finance leases	1,147,883	1,159,900
Investment in associate(1)	186,252	169,838
Amount due from related parties- Long term(1)	261,804	274,184
Deferred charges	25,541	25,723
Other long-term assets	52,154	53,140

Total assets	2,938,692	2,896,128

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term and current portion of long term interest bearing debt	222,444	150,342
Other current liabilities	24,727	19,385
Amount due to related parties	17,032	4,421

Long term
Long term interest bearing debt	1,692,445	1,760,122
Other long term liabilities	95,483	104,767

Stockholders' equity(2)	886,561	857,091
Total liabilities and stockholders' equity	2,938,692	2,896,128

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

(2)
As of March 31, 2012, 'Stockholders' equity' excludes $161.8 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 FIRST QUARTER 2012 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Twelve months
(in thousands of $)	Mar 31, 2012	Dec 31, 2011	Dec 31, 2011 (audited)
OPERATING ACTIVITIES
Net income	38,952	30,156	131,175
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	15,019	16,447	54,243
Impairment adjustment to investment	2,890	-	-
Adjustment of financial derivatives to market value	(855)	1,733	4,408
Gain on sale of assets	(2,222)	(2,337)	(8,468)
Gain on sale of associate	-	-	(4,064)
Result in associate	(11,441)	(11,585)	(50,902)
Stock based compensation	156	399	1,408
Gain on re-purchase of Company Bonds	(80)	(990)	(521)
Other	(233)	(351)	(571)
Change in operating assets and liabilities	(11,898)	(1,192)	36,953
Net cash provided by operating activities	30,288	32,280	163,661

INVESTING ACTIVITIES
Repayment of investments in finance leases	15,498	129,673	204,874
Restricted cash released/(placed)	-	-	5,601
Proceeds from sale of vessel/new buildings	25,891	10,910	71,461
Net investment in newbuildings and vessel deposits	(44,243)	(24,983)	(156,223)
Purchase of vessels		(5,000)	(151,562)
Cash arising from sale of associate	-	-	37,048
Cash received from/(Investment in) associates(l)	13,493	14,498	56,702
Other assets / investments	-	-	(73,763)
Net cash (used in) provided by investing activities	10,639	125,098	(5,862)

FINANCING ACTIVITIES
Proceeds from long and short term debt	44,074	108,022	408,592
Expenses paid in connection with securing finance	(1,241)	(186)	(17,822)
Repayment of long and short term debt	(42,611)	(216,656)	(394,747)
Re-purchase of Company bonds	(741)	(4,021)	(23,230)
Cash settlement of derivatives	-	-	-
Cash received from share issue	-	-	-
Cash dividends paid	(23,737)	(30,858)	(122,644)
Net cash provided by (used in) financing activities	(24,256)	(143,699)	(149,851)

Net (decrease) increase in cash and cash equivalents	16,671	13,679	7,948
Cash and cash equivalents at start of period	94,915	81,236	86,967
Cash and cash equivalents at end of period	111,586	94,915	94,915

(1)
Four of our subsidiaries, related to five of our units, were accounted for as 'Investments in associate' during the quarter. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates and long term investments' and reflected in the Company's Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FIRST QUARTER 2012 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Bluelot Shipping Company Ltd. (CMA CGM Magellan), and Corte Real Ltd (CMA CGM Corte Real) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended March 31, 2012
(in thousands of $)	SFL West Polaris Limited	SFL Deepwater Ltd	CMA CGM Magellan/ Corte Real(1)	Total
Charter revenues - finance lease	31,205	46,823	-	78,028
Revenues classified as Repayment of investment in finance leases	(20,426)	(28,820)	-	(49,246)
Charter revenues - operating lease			9,711	9,711
Total operating expenses	(2)	(6)	(8,600)	(8,608)
Interest expense, related party(2)	(1,632)	(3,262)	-	(4,894)
Interest expense, other	(6,205)	(7,334)	-	(13,539)
Other items	-	(11)	-	(11)
Net income(3)	2,940	7,390	1,111	11,441

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate and long term investments'
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of March 31, 2012
	SFL West	SFL	CMA CGM
	Polaris	Deepwater	Magellan/	Total
(in thousands of $)	Limited	Ltd	Corte Rea11)
Cash and cash equivalents	-	-	-	-
Investment in finance leases	590,147	1,211,422	-	1,801,569
Other assets	11,790	22,273	4,529	38,592
Total assets	601,937	1,233,695	4,529	1,840,161
Short term and current portion of long term interest bearing debt	64,396	118,104	-	182,500
Other current liabilities	4,520	6,988	-	11,508
Long term interest bearing debt	386,250	792,083	-	1,178,333
Long term loans from shareholders, net	80,625	181,179	-	261,804
Other long term liabilities	8,352	11,412	-	19,764

Stockholders equity(2)	57,794	123,929	4,529	186,252

Total liabilities and stockholders' equity	601,937	1,233,695	4,529	1,840,161

(1)	"CMA CGM Magellan / Corte Real" represents the combined financial figures from the two companies leasing the container vessels CMA CGM Magellan and CMA CGM Corte Real
(2)	'Stockholder's equity' from these subsidiaries appears in the Company's consolidated balance sheet as 'Investment in associate'.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
 FIRST QUARTER 2012 (UNAUDITED)

	Three months ended		Twelve months
	Mar 31,	Dec 31,	ended
(in thousands of $)	2012	2011	Dec 31, 2011
Net income	38,952	30,156	131,175
Add:
Mark to Market of Derivatives	(855)	1,733	4,408
Other financial items	594	(41)	2,111
Amortisation of deferred charges	1,421	3,538	7,131
Interest expense	22,929	24,540	96,247
Interest income, other	(1,376)	(667)	(1,550)
Interest income from associates and long term investments	(4,894)	(5,657)	(21,851)
Results in associate	(11,441)	(11,585)	(50,902)
Depreciation	14,261	13,590	49,929
Long-term investment impairment charge	2,890
Gain on sale of assets	(2,222)	(2,337)	(8,468)
Gain on sale of associate	-	-	(4,064)
Revenues classified as Repayment of investment in finance leases	15,777	129,939	205,910
Compensation payments on Frontline charters		(106,000)	(106,000)
Other reconciling items	(1,061)	(775)	(2,633)
Investment in associate
Charter revenues - finance lease	78,028	84,265	365,294
Charter revenues - operating lease	9,711	9,479	28,607
Total operating expenses	(8,608)	(8,331)	(25,199)
EB1TDA	154,106	161,847	670,145

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: May 31, 2012	By: /s/ Ole B. Hjertaker
Name: Ole B. Hjertaker
Title: Chief Executive Officer, Ship Finance Management AS